Northern Lights Fund Trust

450 Wireless Blvd.

Hauppauge, New York 11788

          July 30, 2010

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 1314414, 1933 Act File No. 333-122917 and 1940 Act File No. 811-21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust), on behalf of the EAS Global Cycle Fund, KCM Macro Trends Fund, Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, The Collar Fund and The Long Short Fund, has determined that the amendment filed pursuant to Rule 485(a) on each fund’s behalf on July 2, 2010 (accession number 0000910472-10-000683)(the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Emile Molineaux
Emile Molineaux
Secretary, Northern Lights Fund Trust

cc:	Mary Cole, Securities and Exchange Commission